March 7, 2025

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Form 40-APP filed by Pekin Hardy Strauss, Inc. (the “Registrant”); SEC Accession No. 0001193125-25-046856

Ladies and Gentlemen:

The Registrant filed a Form 40-APP for the purpose of requesting an order pursuant to Section 2(a)(9) of the Investment Company Act of 1940 (the “1940 Act”) declaring that the presumption under Section 2(a)(9) has been rebutted by evidence described in the request. In particular, the requested Order would declare rebutted the presumption that Adam Strauss’ ownership of PHS decreasing to 25.5% and 19.5%, results in Adam Strauss no longer having “control” of PHS.

The Form 40-APP was filed and accepted on March 5, 2025. It was mistakenly filed as an Investment Advisers Act of 1940 filing (i.e., the 803 File Number). Upon review, it was determined that the Form 40-APP should have been filed under the 1940 Act (i.e., the 812 File Number), and the Registrant is concurrently refiling the Form 40-APP under an 812 File Number. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001193125-25-046856 be withdrawn.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact Michael K. Renetzky at 312-443-1823 or Thomas V. Bohac at 312-443-0337.

Sincerely,

/s/ Joshua Strauss
Joshua Strauss
Co-Chief Executive Officer

Copy to:

Michael K. Renetzky

Thomas V. Bohac